BUFFALO CAPITAL VII, LTD.
                          7331 S. Meadow Court
                         Boulder, Colorado 80301

                          Information Statement
                        Pursuant To Section 14(f)
                 of the Securities Exchange Act of 1934
                        and Rule 14f-1 Thereunder

                                 *******

                               INTRODUCTION

       This Information Statement is being mailed on or before May 28, 1999, to holders of record on May 21, 1999, of shares of Common Stock ("Common Stock") of Buffalo Capital VII, Ltd., a Colorado corporation (the "Company") in connection with an anticipated change in all members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

       The Company was formed as a "blind pool" or "blank check" company, whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

        This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

       On May 21, 1999, the Company and certain of its shareholders, including its principal shareholders, entered into a Reorganization and Stock Purchase Agreement (the "Reorganization Agreement") with Workfire.com, Inc., a Nevada corporation
("Workfire") and Robert G. Bryan ("RGB"). The Reorganization Agreement contemplates a series of transactions which will result in a change of control of the Company. The transactions include (i) completion of a 5.804688 to 1 forward split; (ii) voluntary surrender for cancellation of a total of 23,253,303 shares by current shareholders of the Company; and (iii) issuance of a total of 12,722,756 new shares in exchange for all of the issued and outstanding common stock of Workfire.

       In conjunction with execution of the Reorganization Agreement certain shareholders of the Company have entered into Stock Purchase Agreements and the holders of all the issued and outstanding Class A and Class B Warrants of the Company have entered into a Warrant Purchase Agreement. Pursuant to these agreements, in conjunction with closing under the Reorganization Agreement, certain non-affiliated persons designated by Workfire have agreed to purchase all of the issued and outstanding Class A and Class B Warrants of the Company as well as a total of 2,952,871 shares of common stock, for
an aggregate purchase price of $150,000.   Following their purchase
under the Warrant Purchase Agreement, all outstanding Class A and Class B warrants will be cancelled.

       Following completion of the transactions contemplated by the Reorganization Agreement, the Warrant Purchase Agreement and the Stock Purchase Agreements, Workfire will be a wholly-owned subsidiary of the Company and will have a total of approximately 15,287,111 shares of common stock issued and outstanding. Current shareholders of the Company will own approximately 611,484 shares, or approximately 4% of the issued and outstanding common stock, and there will be a change in control of the Company. As a result of the share exchange, the current shareholders of Workfire will own 12,722,756 shares, or approximately 83.23% of the issued and outstanding common stock of the Company, and accordingly will be in a position of control.

       In conjunction with completion of the transactions contemplated by the Reorganization Agreement, the Company will call a meeting of its shareholders for purposes of seeking their approval to an amendment of its articles of incorporation changing its name to Workfire.com, Inc. In addition, the current directors and officers of the Company will resign, the out-going directors will appoint successors designated by Workfire, and the new directors will appoint new executive officers.

       Following completion of the transaction contemplated by the Reorganization Agreement, Workfire will continue to conduct its existing business operations activities as a wholly-owned subsidiary of the Company.

       It is the intention of the parties to complete closing under the Reorganization Agreement as soon as reasonably possible, but in any event no later than June 10, 1999. However, the obligations of the parties to consummate the transactions contemplated by the
Reorganization Agreement, the Warrant Purchase Agreement and the
Stock Purchase Agreement are subject to the satisfaction of certain
conditions.   One such condition is compliance with all applicable
securities laws and with applicable rules of the Securities and Exchange Commission including, but not limited to, Rule 14f-1 which requires the Company to provide not less than 10 days prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors. There is no assurance that the transactions contemplated by the Reorganization Agreement will be completed because there is no assurance that the parties will satisfy all of the conditions for closing in a timely manner.

                                MANAGEMENT

       The directors and executive officers currently serving the Company are as follows:

Name                         Age            Positions Held and Tenure

Grant W. Peck                44             President and a Director
                                            since September, 1997

Dean F. Sessions             48             Secretary, Treasurer, and a
                                            Director since
                                            September, 1997

Biographical Information

Grant W. Peck.
       Mr. Peck has served as President and a Director of the Company since its inception. He is also currently the President and a Director of two other blind pool or blank check companies (i.e. Buffalo Capital V, Ltd. and Buffalo Capital VIII, Ltd), each of which has a business plan which is the same as that of the Company. Mr. Peck has also been an officer and director of several other blind pool or blank check companies which he assisted in the completion of business acquisition transactions prior to tendering his resignation.

       Mr. Peck was the principal shareholder, the President and a Director of J. S. Grant's, Inc., doing business as Just Squeezed Juices, from its inception in 1985 until it was sold in January of 1995 to Odwalla, Inc. J.S. Grant's manufactured fresh juices in Denver, Colorado, and then handled distribution from Denver into a five state region. Between 1977 and 1984, Mr. Peck was an owner and Director of Operations for the Harvest Restaurants and Bakeries, a restaurant company that catered to the then emerging health-conscious market. Mr. Peck was responsible for the growth and daily operation of the restaurant company, employing over 385 employees with annualized sales of $13,000,000.

       Mr. Peck attended the University of Colorado and Macalester College in St. Paul, Minnesota, but did not receive a degree from either institution.

Dean F. Sessions.
       Mr. Sessions has served as Secretary and Treasurer, and as a Director of the Company since its inception. He is also currently the Secretary, Treasurer and a Director of five other blind pool or blank check companies (i.e. Buffalo Capital V, Ltd. and Buffalo Capital
VIII, Ltd), each of which has a business plan which is the same as that of the Company. Mr. Sessions has also been an officer and director of several other blind pool or blank check companies which he assisted in the completion of business acquisition transactions prior to tendering his resignation.

       From 1973 through 1982 Mr. Sessions was employed as an investment broker by E. F. Hutton & Co., in its Boulder, Colorado office. From 1982 through 1986 Mr. Sessions was an officer, director and principal shareholder of A. S. Food Company, Inc., a Colorado corporation formed to acquire the franchise rights for Round The Corner restaurants in Oregon, Washington and British Columbia.
A. S. Food Company, Inc., opened and operated two Round The
Corner restaurants in the Seattle, Washington area, but in 1986 it filed bankruptcy and ceased operations. In October 1986, Mr. Sessions renewed his securities license with the NASD and simultaneously joined the Boulder, Colorado office of E. F. Hutton as an account executive. From June of 1987 through March of 1988, Mr. Sessions was a registered representative of L. T. Securities, the securities division of Lincoln Trust Corporation of Denver, Colorado. From
March, 1988, to August, 1990, Mr. Sessions was a registered representative with Cohig Securities, Inc. of Denver, Colorado, and from January, 1991 to June, 1994, Mr. Sessions was a registered representative with Walford and Company, of Boulder, Colorado. In addition, from August, 1990, to the present, Mr. Sessions has been actively engaged in attempting to acquire his Professional Golf Association (PGA) tour card.

       Mr. Sessions has a B.S. degree from the University of Colorado.

       There are no family relationships between any of the directors or officers of the Company.

       The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

       The Company's board of directors has not held any formal meetings during the fiscal year ending December 31, 1998.

 Compliance With Section 16(a) of the Exchange Act.

       Grant Peck, Dean Sessions, and Gary Joiner were each
required to file an Initial Statement of Beneficial Ownership of Securities on Form 3 at the time of the registration of the Company's securities under Section 12(g) of the Exchange Act. To the best knowledge and belief of the Company, each of such persons made the
necessary filing on Form 3.   To the best knowledge and belief of the
Company, none of such persons has yet filed a report on Form 5 for the fiscal year ended December 31, 1998. However, the Company has been informed by such persons that on or before June 10, 1999, each of them will file a report on Form 5 for the fiscal year ended December 31, 1998. The reports on Form 5 were due on or before February 15, 1999, and accordingly, will be filed late.

                  DESIGNEES OF MAC AS COMPANY DIRECTORS
                         AND EXECUTIVE OFFICERS

       The following table sets forth the name, age and position of each of the persons expected to be designated by MAC to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the transactions contemplated by the Reorganization Agreement:

Name                                Age                   Position
Tom Taylor                          35                    President,
                                                          Secretary &
                                                          Director

Philip Stern                        39                    Director

Nicholas Miller                     45                    Director

Biographical Information

Tom Taylor

       Mr. Taylor has been founding and leading companies that develop and commercialize revolutionary technologies since 1981, including MSound (now owned by Sierra Semiconductor), Timespan
(now owned by Tanisys Technology) and Chameleon Bridge
Technologies (now owned by PeakSoft). Tom hold worldwide patents in communications and user interface technologies. More recently, he was Chief Technology Officer of the first company ever to ship a full commercial Java application. Mr. Taylor was the technology architect behind several public companies that have successfully created radically new products and approaches in the field of user interface devices, communication and broadcasting technology, digital signal processing software, and Internet speed optimization.

Philip Stern

       Since 1996, Mr. Stern has operated as a consultant through his company, Net Q & A, Inc., providing business plan development services primarily to clients in the high-technology sector. From 19909 through 1996, Mr. Stern was CEO of Simon/Ross &
Associates, Inc., which was engaged in the business of providing MacIntosh computer training. From 1986 to 1988, he directed the customer marketing function for MDI Mobile Data International which was engaged in the business of development and sale of mobile data communications system. He holds a bachelor's degree from McGill University and an MBA from Harvard Business School.

Nicholas Miller

       Mr. Miller has over 25 years of experience in both small entrepreneurial and large corporate structures, and over 18 years of direct P & L responsibility. As the founder of several high-technology oriented corporations, Mr. Miller has accumulated a wealth of experience in high-technology start-ups, marketing, management, and the financing of new ventures.

       Most recently, Mr. Miller was Founder, President, CEO and Chairman of the DataLink Systems Corporation. DataLink is a leading provider of Personal Information Services delivered using wireless technologies, including alphanumeric paging, digital cellular/PCS short message service, cellular digital packet data and other emerging personal communications technologies. Before DataLink, he owned a consulting practice that provided advice to emerging growth and middle-market companies in the US and Canada, and founded a number of companies int he software distribution and manufacturing sectors.

             SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL
                          OWNERS AND MANAGEMENT

       As of May 21, 1999, the Company had a total of 4,620,000 shares of Common Stock issued and outstanding. After giving effect to the 5.804688 to 1 forward split, the proposed voluntary surrender of shares for cancellation, and the issuance of shares in the share exchange transaction, all of which are contemplated by the Reorganization Agreement, the Company will have a total of approximately 15,287,111 shares issued and outstanding. The following table sets forth, as of May 21, 1999, the number of shares of Common Stock currently owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding Common Stock of the Company and by current officers and directors as a group after giving effect to the forward split. The table also reflects the number of shares which are expected to owned by such persons following completion of the all the transactions contemplated by the Reorganization Agreement. The table does not include shares which could be issued upon exercise of presently outstanding Class A or Class B Warrants, because it is anticipated that such Warrants will be cancelled upon completion of the transactions contemplated by the Reorganization Agreement.


                            Number of Shares                    Percent of
                          Owned Beneficially                   Class Owned
Name and                                    After                         After
Address                       Current       Reorg.         Current        Reorg.
Grant W. Peck<F1>
7331 S. Meadow Court
Boulder, CO 80301     7,597,176      146,495               28.33%         0.96%

Dean F. Sessions<F1>
P. O. Box 17881
Boulder, CO 80308     7,601,819      146,495               28.35%         0.96%

Gary S. Joiner
4750 Table Mesa Drive
Boulder, CO  80303    7,601,819      146,495               28.35%         0.96%

Mark DiSalvo
192 Searidge Court
Shell Beach, CA
93449                 2,507,625       70,000                9.35%         0.46%

All current directors
and executive officers
(2 persons)           15,198,995      292,990              56.68          1.92%

<F1> The person listed is an officer, a director, or both, of the Company.

             SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL
                          OWNERS AND MANAGEMENT

       The following table sets forth, as of the date of completion of the transactions contemplated by the Reorganization Agreement, the number of shares of Common Stock expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding Common Stock of the Company and all expected future officers and directors as a group.


                                     Number of Shares      Percent
Name and Address                     Owned Benefically     of Class
Tom Taylor
3985 Gallaghers Circle
Kelowana, B.C. V1W 329               3,232,976             21.15%

Philip Stern
49 Alberta Avenue
Toronto, Ontario
M6W 2R5                              35,880                0.23%

Nicholas Miller
4812 Marine Drive
West Vancouver, B.C.                 -                     -
V7W 2P2

All directors and
executive officers as
a group (3 in number)         3,268,856                    21.38%

               EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

       At inception (September, 1997), the current directors and executive officers of the Company, Grant W. Peck and Dean F.
Sessions, each received the equivalent of a total of 1,320,000 shares of Common Stock (before giving effect to the 5.804688 to 1 forward split contemplated by the Reorganization Agreement) for preincorporation services rendered to the Company in investigating and developing the Company's business plan and for agreeing to be a director and officer. The shares issued to each of the directors and officers were valued on the books of the Company at the equivalent of $0.0025 per share, resulting in the equivalent of $3,300 in total compensation to each of such officers and directors. At inception, one other person, Gary S. Joiner, also each received the equivalent of $3,300 in compensation through issuance of a total of 1,320,000 shares of stock at a value of $0.0025 per share. No officer, director or any other person has received any other remuneration or compensation from the Company.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       Under the terms of the Reorganization Agreement and related agreements, Grant W. Peck and Dean F. Sessions, who are directors, officers and principal shareholders of the Company, and Gary S.
Joiner who is a principal shareholders of the Company, will each be selling a substantial number of Class A and Class B Warrants. The warrants being sold were part of the units issued by the Company at inception in consideration of pre-incorporation services rendered. At the time of issuance, the units were valued at a total of $17,400. Pursuant to the Reorganization Agreement and related agreements, the selling price for such Warrants will be a total of approximately $147,000. Accordingly, each of the officers, directors and principal shareholders of the Company will realize a substantial profit from the sale of Warrants under the Warrant Purchase Agreement executed in conjunction with the Reorganization Agreement.

       The Company employed the law firm of Frascona, Joiner &
Goodman, P.C., in which one of its principal shareholders, Gary S.
Joiner, is a shareholder, to provide legal services in connection with its organization, the registration of its shares, the filing of periodical reports under the Securities Exchange Act of 1934, and in conjunction with negotiation and closing under the Reorganization Agreement.
This firm has been paid fees for such services based upon the normal hourly rates of the persons providing legal services.

Legal Proceedings

       The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                                 *******

       THIS INFORMATION STATEMENT IS PROVIDED TO
YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON
YOUR PART IS SOUGHT OR REQUIRED.
                                                   May 28, 1999